Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF RYERSON HOLDING CORPORATION

Ryerson Holding Corporation, a Delaware corporation, owns, directly or indirectly, the following significant subsidiaries:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

Joseph T. Ryerson & Son, Inc.	Delaware

Ryerson Procurement Corporation	Delaware

Ryerson Canada, Inc.	Canada